Exhibit 99.1

GW Pharmaceuticals plc Reports 2014 Q4 and Full Year Financial Results

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. GMT-

London, UK, 2 December 2014: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the fourth quarter and year ended 30 September 2014.

“GW’s business has transformed over the last year principally as a result of the rapid advance of our Epidiolex program to treat orphan syndromes in the field of childhood epilepsy. During 2014, we have raised significant capital from U.S. investors, commenced treatment of approximately 200 children, obtained encouraging clinical data, and commenced formal clinical development in the U.S.,” stated Justin Gover, GW’s Chief Executive Officer. “In 2015, we expect to complete much of the Epidiolex development program as well as start to build a U.S. commercial presence in anticipation of future launch. Beyond Epidiolex, we expect to report Phase 3 data from the Sativex cancer pain trials in early 2015 which, if positive, would enable the filing of NDA in the U.S. during next year. We also look forward to progressing multiple clinical trials for our cannabinoid product pipeline.”

2014 HIGHLIGHTS:

•	Epidiolex® (cannabidiol or CBD) childhood epilepsy program
o	Company sponsored development programs in Dravet syndrome and Lennox-Gastaut syndrome (LGS)
▪	Phase 2/3 Dravet syndrome trial commenced in October 2014. Part A on track to complete recruitment in December, with Part B expected to commence in Q1 2015
▪	Additional Phase 3 Dravet syndrome trial and two LGS Phase 3 trials on track to commence in Q1 2015
▪	Orphan Drug Designation granted by the U.S. Food and Drug Administration (FDA) for both Dravet syndrome and LGS, Fast Track Designation for Dravet syndrome
▪	Orphan Drug Designation granted by the European Medicines Agency for Dravet syndrome
o	FDA authorized physician-led expanded access program
▪	Clinical effect data on 58 treatment-resistant children and young adults released in October 2014 showing promising signals of efficacy and safety
▪	Approximately 410 children and young adults now authorized for treatment with Epidiolex by FDA under 20 expanded access Investigational New Drug Applications (INDs)
▪	Approximately 200 children now receiving Epidiolex treatment under expanded access INDs at 11 clinical sites in the U.S.
▪	6 patients being treated with Epidiolex under emergency INDs
o	State programs

▪	State-based collaborations for Epidiolex clinical trials in epilepsy with the States of Georgia and New York.

•	Sativex®:
▪	First Phase 3 cancer pain trial recruitment complete and last patient due to exit study in December. Initial top-line data available in early 2015. Second Phase 3 trial recruitment due to complete Q1 2015 with data expected in Q2. Data intended to lead to a New Drug Application (NDA) filing with the FDA in H2 2015
▪	Fast Track designation awarded by FDA for treatment of cancer pain
▪	Special Protocol Assessment (SPA) ongoing with FDA for proposed Sativex Phase 3 trial in the treatment of spasticity due to Multiple Sclerosis
▪	Agreement signed with Ipsen as exclusive distributor for Sativex in Latin America (excluding Mexico)
▪	Sativex approved in 27 countries and available for use in 15 countries. In-market sales volumes sold by GW’s commercial partners for the 2014 fiscal year increased by 50% over 2013

•	Cannabinoid pipeline product candidates
▪	Additional epilepsy pipeline candidate GWP42006 (Cannabidivarin or CBDV), Phase 1 trial completed. Phase 2a trial due to commence H1 2015
▪	Phase 1b/2a trial of GWP42002:GWP42003 in the treatment of glioma advancing to second phase. Safety data on initial cohort from first phase assessed by independent safety monitoring board with agreement to proceed into placebo-controlled phase; recent publication by St. Georges University London researchers suggesting a synergistic effect when combining cannabinoids with radiotherapy
▪	Top line data from Phase 2a trial of GWP42003 extract for the treatment of ulcerative colitis show promising signals of efficacy in patients who completed course of treatment
▪	Phase 2a trial of GWP42003 for the treatment of schizophrenia commenced in March 2014 with expected completion in H2 2015
▪	Phase 2b trial of GWP42004 in type-2 diabetes commenced in March 2014 with expected completion in 2016

Financial Highlights

•	Total revenue for the year ended 30 September 2014 of £30.0m ($48.7m) compared to £27.3m ($44.3m) for the year ended 30 September 2013.

•	Net loss after tax for 2014 of £14.7m ($23.8m) compared to £4.5m ($7.4m) in 2013, which primarily reflects the impact of increased investment in R&D in 2014.

•	Two follow-on offerings of American Depositary Shares (“ADSs”) on the NASDAQ Global Market raising total net proceeds after expenses of approximately $212 million (£126.3 million)

•	Cash and cash equivalents at 30 September 2014 of £164.5m ($266.8m) compared to £38.1m ($61.7m) as at 30 September 2013.

Conference Call and Webcast Information

The Company will host a conference call and webcast to discuss the 2014 fourth quarter and year-end financial results today at 8:00 a.m. ET / 1:00 p.m. GMT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13595968.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 2/3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome.GW has a deep pipeline of additional cannabinoid product candidateswhich includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Note Regarding Expanded Access Studies

Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials. Reliance on such information may lead to Phase 2 and 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex. Expanded access programs may provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit GW’s ability to obtain regulatory approval with labeling that GW considers desirable, or at all.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)	+ 44 20 7418 8900
James Steel / Clare Terlouw

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Preliminary Results for the Fourth Quarter and Year Ended 30 September 2014

OPERATIONAL OVERVIEW

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 16 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development platform, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 27 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain intended to support the submission of a New Drug Application (NDA) for Sativex in cancer pain with the U.S. Food and Drug Administration (FDA) and in other markets around the world.

Beyond Sativex, GW is advancing an orphan drug program in the field of childhood epilepsy with a particular focus on Epidiolex®, a liquid formulation of pure plant-derived cannabidiol (CBD). Epidiolex has received Orphan Drug Designation from the FDA for Epidiolex for the treatment of both Dravet syndrome and Lennox-Gastaut syndrome (LGS), each of which are severe infantile-onset, genetic, drug-resistant epilepsy syndromes. GW has commenced a Phase 2/3 placebo-controlled clinical trial in patients with Dravet syndrome and expects to commence an additional Phase 3 trial in Dravet syndrome and two Phase 3 trials in LGS in the first quarter of 2015.

In addition, GW’s cannabinoid platform offers a deep pipeline of additional product candidates including distinct clinical-stage candidates targeting epilepsy (CBDV), glioma, ulcerative colitis, schizophrenia and type-2 diabetes.

U.S. Follow-on Offerings

In 2014, GW successfully completed two follow-on offerings on the NASDAQ Global Market. In January, GW issued a total of 2,807,275 American Depositary Shares (“ADSs”) at a price of $36.00 per ADS. In June, the Company issued a total of 1,455,000 ADSs at a price of $86.83 per ADS. Total net proceeds for these two offerings after expenses were approximately $212 million (£126.3 million). The funds raised in these offerings are primarily intended to advance the clinical development of Epidiolex, to support pre-launch commercial activities for Epidiolex in the U.S., the expansion of Epidiolex growing and manufacturing capability and build-up of inventory in preparation for launch of Epidiolex, if approved. GW also expects to use the funds toward the advancement of other early stage pipeline opportunities, with a particular focus on orphan diseases.

Epilepsy Drug Development Programs

GW is currently focused on two epilepsy development programs that represent important product candidates within GW’s epilepsy franchise and have the potential to yield a variety of individual orphan indications providing GW with significant new market opportunities. These programs are for Epidiolex, a liquid formulation of pure plant-derived CBD, and GWP42006, which features cannabidivarin (CBDV). These development programs are funded completely by GW and GW retains all rights to commercialize any and all products that evolve from these programs.

Epidiolex®

GW has conducted extensive pre-clinical research with CBD in epilepsy and has reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs.

GW is now undertaking a formal development program for Epidiolex in the field of severe, drug-resistant childhood epilepsy. The Company has received Orphan Drug Designation from the FDA for Epidiolex for the treatment of both Dravet syndrome and LGS. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency (EMA) for Epidiolex for the treatment of Dravet syndrome.

In October 2014, GW commenced a placebo-controlled Phase 2/3 clinical trial in Dravet syndrome. This Phase 2/3 trial is a two-part, randomized double-blind, placebo-controlled parallel group, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one comprises the pharmacokinetic and dose-finding elements of the trial. Part two is the Phase 3 element of the trial which will compare the effect of Epidiolex with that of placebo. In addition to this Phase 2/3 trial, GW expects to commence an additional Phase 3 trial in Dravet syndrome and two Phase 3 trials in LGS in the first quarter of 2015.

In parallel with the Company’s formal clinical trial program, the FDA has granted 20 expanded access INDs and 7 individual emergency INDs to independent investigators in the U.S. to treat a total of approximately 410 children and young adults suffering from intractable epilepsy with Epidiolex. To date, approximately 200 children and young adults are now receiving treatment with Epidiolex in the U.S. at 11 clinical sites. Enrolment in this program has accelerated in recent months and GW expects this rate of enrolment to continue into the first half of 2015. Patients being treated in the expanded access program suffer from a range of treatment-resistant epilepsies. In the emergency cases, GW has responded to, and the FDA has approved, emergency treatment requests from physicians for children hospitalized as a result of severe and potentially life-threatening seizures. So far as GW is aware, 6 of the 7 children treated under emergency INDs remain on Epidiolex treatment.

Trials conducted under these INDs contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these INDs may not reliably predict data collected via systematic evaluation of efficacy in our sponsored clinical trials. Such studies are carried out by individual investigators and not conducted in strict compliance with Good Clinical Practice.

In October 2014, GW reported clinical effect data on 58 patients who had reached 12 weeks of treatment as well as safety data on 151 patients (58 patients with 12 weeks treatment plus an additional 93 patients who had yet to reach 12 weeks treatment). These data were made available to GW from the independent physicians conducting these studies.

Highlights from these data include:

•	Data on 58 patients with a wide range of drug-resistant epilepsies treated with Epidiolex show a median overall reduction in total seizure frequency of 40% after 12 weeks treatment. 43% of patients obtained a greater than 50% reduction in total seizure frequency.

•	12 patients with Dravet syndrome reported a median overall reduction in convulsive seizure frequency of 51% after 12 weeks treatment. 58% of patients with Dravet syndrome obtained a greater than 50% reduction in convulsive seizure frequency.

•	Approximately 95% of patients who have commenced treatment with Epidiolex remain on therapy.

•	The most common adverse events were somnolence and fatigue – 19% and 11% respectively

Commenting on the data, Dr. Elizabeth Thiele, Director of the Pediatric Epilepsy Program at Massachusetts General Hospital and Harvard Professor of Neurology, said, “I am very encouraged with the preliminary results from our open-label study of Epidiolex. I think they show very promising signals of safety and efficacy in patients, which include some of the most difficult epilepsy cases we follow in our program. Based on my experience thus far, I believe that Epidiolex has the potential to be an important advance in treatment for these treatment-resistant children and will likely have a significant role as a future therapy.  I believe these data fully support advancing into formal clinical development, and we are very excited to participate with GW in the upcoming placebo-controlled trials in Dravet and Lennox-Gastaut syndromes.”

GWP42006 - CBDV (cannabidivarin)

Separately, GW is developing GWP42006, which features the non-psychoactive cannabinoid CBDV extracted from the cannabis plant. CBDV is similar in chemical structure to CBD and has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. GW has completed a Phase 1 clinical trial of GWP42006. In this Phase 1 trial of 66 healthy subjects, GWP42006 demonstrated no safety or toxicity signals. CBDV was well tolerated even at the highest tested dose and no significant side effects were observed. There were no serious or severe adverse events, nor any withdrawals due to adverse events. GW expects to commence a Phase 2 study of GWP42006 in patients with epilepsy in the first half of 2015.

GW has rights to a portfolio of intellectual property covering CBD and CBDV in epilepsy. This portfolio, as at 1 November 2014, includes fourteen patent families containing one or more pending and/or issued patents with claims related to the use of CBD and/or CBDV in the treatment of epilepsy as well as compositions, extraction techniques, CBD and CBDV extracts and pure plant-derived CBD.

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol (“THC”), and CBD. GW is currently evaluating Sativex in a Phase 3 clinical program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

Pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

Sativex trials in the U.S. are being conducted under an IND consisting of three Phase 3 clinical trials, the first two of which are expected to enrol 760 patients in total (380 patients per trial) and are intended to support the submission of an NDA with the FDA for Sativex and in other markets around the world. Patient recruitment in the first Phase 3 trial has completed and recruitment in the second Phase 3 trial is expected to complete in the first quarter of 2015. GW anticipates top-line results from the first pivotal Phase 3 trial will be available in early 2015. Top-line results from the second pivotal Phase 3 trial are expected in the second quarter of 2015.

The results of the third phase 3 trial are not intended to be included in the initial regulatory filings if the results of the first two pivotal Phase 3 trials provide a sufficient basis to demonstrate the safety and efficacy of Sativex in the target indication. In the event that either of the initial two Phase 3 trials do not provide sufficient evidence of efficacy, it is GW’s intention that this third Phase 3 trial be included in the Sativex NDA filing assuming the data is supportive. The third Phase 3 trial differs in design from the first two trials, employing a two-part “enriched trial design” akin to that which was successfully employed in the European MS spasticity trials program. The trial involves exposing 540 patients to Sativex in a two-week single-blind phase, or Phase A, following which responders will be randomized either to stay on Sativex or switch to placebo in a double- blind phase for a five-week treatment period, or Phase B. The primary efficacy analysis will be the mean change from baseline in Phase B as measured using a 0 to 10 numeric rating scale (NRS). The trial is designed to enrol 216 patients in Phase B.

Sativex has received Fast Track designation by the FDA. The FDA's Fast Track program is designed to facilitate the development of drugs that have demonstrated potential to treat diseases that are serious, life threatening, and for which there is an unmet medical need. The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in MS Spasticity

MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for spasticity and it is widely recognized that pre-Sativex available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options.

Sativex is currently approved as a treatment for MS spasticity in 27 countries outside of the U.S. and is currently available on prescription in 15 countries. In 2014, GW expanded its Sativex commercial partnerships with an exclusive agreement for Ipsen to promote and distribute Sativex in Latin America (excluding Mexico and the Islands of the Caribbean).

GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and has submitted to the FDA a request for Special Protocol Assessment, or SPA, of a single Phase 3 study protocol, for which the Company has not yet reached agreement. Subject to reaching agreement with the FDA, GW expects to commence the trial in 2015. If the trial is conducted and is successful, GW intends to submit the results, along with the ex-U.S. clinical data collected in our clinical development program for MS spasticity to date, in an NDA for MS spasticity.

As with the U.S. Phase 3 cancer pain development program, GW expects the costs of the Phase 3 MS program to be fully funded by Otsuka.

Other Cannabinoid Platform Pipeline Programs

Orphan Program in Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. Glioblastoma is particularly difficult to treat and claims the lives of about 5,200 people each year. It also has a particularly poor prognosis as the rate of survival after five years of patients’ diagnosis is around 10%.

In pre-clinical models, GW has shown these two cannabinoids when administered together to be orally active in the treatment of gliomas and have shown tumor response to be positively associated with tissue levels of cannabinoids.

In 2014, GW commenced a Phase 1b/2a clinical trial in 20 patients with recurrent GBM. The first phase of this trial was an open-label safety evaluation of GWP42002:GWP42003 in combination with temozolomide. This phase, comprising two cohorts of three patients each completing two cycles (months) of treatment is now complete. Safety data from these initial patient cohorts has been assessed by the independent safety monitoring board and their approval has been given to proceed into a placebo-controlled phase which has recently commenced randomization.

A recent study carried out in collaboration with GW by specialists at St George’s, University of London, was the first to show a dramatic effect on brain tumours when combining cannabinoids with irradiation. This research, published in Molecular Cancer Therapeutics, showed that tumour growth in mouse brain was significantly slowed when a combination of THC and CBD was used with irradiation and tumour inhibition was higher than observed with irradiation alone.

Ulcerative Colitis

Ulcerative colitis, or UC, is a chronic, relapsing inflammatory disease affecting the colon which can cause pain, urgent diarrhea, severe tiredness and loss of weight. In addition, patients with chronic intestinal inflammation have an increased risk of developing bowel cancers. According to the Crohn’s & Colitis Foundation of America, UC may affect as many as 700,000 Americans. The four major classes of medication used today to treat ulcerative colitis are aminosalicylates (5-ASA), steroids, immune modifiers and antibiotics.

In October 2014, GW reported preliminary top line results from a 10-week randomized, double-blind, placebo controlled Phase 2a study of GWP42003 extract, which features CBD as the primary cannabinoid and which also contains other cannabinoid and non-cannabinoid components, in the treatment of UC in patients who had not been able to gain remission from the condition despite first line treatment with salicylates, and in some cases immunosuppressive therapy. This study follows pre-clinical research that has shown GWP42003 to have anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints.

The primary endpoint of this study was the percentage of participants achieving remission quantified by the MAYO score and the study also included a range of secondary endpoints in particular focusing on benefits for subjects on symptom control, as well as other related secondary measures. While the study did not meet the primary endpoint, data from this 60 patient study showed promising signals of efficacy across a range of secondary endpoints in patients who completed the course of treatment. Thirteen patients withdrew from the study due to adverse events on drug (most of these withdrawals were due to minor THC-related adverse events such as dizziness), compared with seven on placebo.

GW believes that, in patients who were able to take GWP42003 for a prolonged treatment period, these results provide good evidence for a therapeutic effect in the treatment of UC in patients who had previously failed to respond to first line therapy. In addition, GW believes that the results support further investigation of GWP42003 albeit with a modified dosage form.

Schizophrenia

Schizophrenia is a chronic disease that manifests through disturbances of perception, thought, cognition, emotion, motivation and motor activity. Over a lifetime, about 1% of the population will develop schizophrenia. GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the dopamine D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

In March 2014, GW commenced a Phase 2a trial of GWP42003 in the treatment for schizophrenia. This study is expected to enrol approximately 80 patients with an estimated completion date of the second half of 2015.

Type 2 Diabetes

In March 2014, GW commenced a 12-week randomized, double blind, placebo controlled Phase 2b study of GWP42004 to treat type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The primary objective of this study is to compare the change in glycemic control in participants with type-2 diabetes when treated with one of three doses of GWP42004 or placebo, as add-on therapy to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated haemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo will also be assessed. This study is expected to enrol approximately 200 patients with an estimated completion date in 2016.

This study follows positive findings reported in November 2012 from a Phase 2a exploratory study, showing evidence of anti-diabetic effects and supporting advancement of GWP42004 into further clinical development. These findings were consistent with pre-clinical data demonstrating that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

GW believes that if the Phase 2b study confirms the Phase 2a findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial information contained herein. GW presents its consolidated financial information in pounds sterling and using the recognition and measurement principles of International Financial Reporting Standards, or IFRS, as endorsed by the European Union and as issued by the International Accounting Standards Board, or IASB.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 September 2014 and in the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement for the 3 months and for the year ended 30 September 2014 have been translated into U.S dollars at the rate on 30 September 2014 of $1.6219 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Results of Operations:

Comparison of three month periods ended 30 September 2014 and 30 September 2013:

Revenue

Total revenue for the three months ended 30 September 2014 was £7.4 million, an increase of £0.3 million compared to the £7.1 million for three months ended 30 September 2013.

This reflects an increase of £0.3 million in research and development fees to £6.1 million for the three months ended 30 September 2014 from £5.8 million for the three months ended 30 September 2013 relating to increased activities associated with Otsuka-funded Phase 3 cancer pain trials.

GW’s Sativex product sales revenue of £1.0 million for the three months ended 30 September 2014 was in line with the three months ended 30 September 2013. However, in-market sales volumes sold by GW's commercial partners for the three months ended 30 September 2014 were 50% higher than in the three months ended 30 September 2013, primarily driven by increasing demand in Italy and Germany.

Cost of sales

Cost of sales for the three months ended 30 September 2014 was £0.4 million, consistent with the three months ended 30 September 2013.

Research and development expenditure

Total research and development expenditure for the three months ended 30 September 2014 was £12.3 million, an increase of £3.1 million compared to the £9.2 million for the three months ended 30 September 2013. The £3.1 million increase resulted from a £0.3 million increase in partner-funded research and development, linked to the Otsuka-funded Phase 3 cancer pain clinical program, and a £2.8 million increase to GW-funded R&D. The increase in GW-funded R&D was principally linked to:

•	£1.0 million increase in staff, employment-related expenses and overheads driven by increased headcount as GW has expanded its team in the UK and U.S. to execute the epilepsy development program.
•	£0.8 million increase in epilepsy clinical trials spend and other GW-funded clinical program costs – reflecting the costs associated with the set-up phase of GW’s Dravet and Lennox Gastaut syndrome Epidiolex trials and the costs of completing the ulcerative colitis trial, plus costs of providing regulatory support and Epidiolex under the increasing number of FDA-authorized expanded access INDs.
•	£0.3 million increase in costs of growing an increased volume of high CBD plant materials for the Epidiolex development program.
•	£0.3 million increase in R&D consumables associated with GW’s CBD research.
•	£0.2 million increase in provision for payroll taxes on unrealized staff share option gains and share-based payment charges.
•	£0.2 million increase in preclinical research activities associated with GW’s Epidiolex program.

Management and administrative expenses

Management and administrative expenses for the three months ended 30 September 2014 was £1.8 million, an increase of £1.0 million compared to the £0.8 million recorded for the three months ended 30 September 2013. The increase was principally linked to:

•	£0.5 million in respect of employment-related expenses.
•	£0.2 million in respect of increased accountancy, audit and investor relation costs arising from GW’s U.S. listing and Sarbanes-Oxley compliance.
•	£0.2 million in respect of property costs and increased travel costs, primarily to the U. S. by staff involved in the establishment of its U.S. based operations.

Net foreign exchange gains / losses

Net foreign exchange was a gain of £5.4 million in the three months ended 30 September 2014, an increase of £5.7 million compared to the £0.3 million loss recorded for the three months ended 30 September 2013. This reflected a foreign exchange gain predominantly arising from the retranslation of the Group’s US dollar denominated cash balance at the closing US dollar to GBP sterling exchange rate of 1.6219 as at 30 September 2014. Dollar denominated cash deposits totaled $169 million (£104.0 million equivalent) at 30 September 2014 and averaged $180 million in the three month period.

Tax

The tax credit for the three months ended 30 September 2014 was £1.9 million, an increase of £1.2 million from £0.7 million in the three months ended 30 September 2013. The current period reflects a £2.2 million increase in the research and development tax credit claim that the Group expects to submit in the near future in respect of research and development expenditure incurred in 2014, offset by the recording of £0.3 million of deferred tax expense associated with profits earned in the period by GW Pharma Limited, the Group’s principle commercial subsidiary, due to the utilization of previously recognized loss attributes.

Comparison of full years ended 30 September 2014 and 2013:

Revenue

Total revenue for the year to 30 September 2014 was £30.0 million, compared to £27.3 million for the year ended 30 September 2013. This £2.7 million increase reflects:

-	£2.2 million increase in Sativex product sales revenues to £4.4 million for the year ended 30 September 2014 compared to £2.2 million for the year ended 30 September 2013.

-	£0.7 million increase in research and development fees to £24.3 million for the year ended 30 September 2014 from £23.6 million for the year ended 30 September 2013.

-	£0.3 million decrease in milestone income, reflecting the fact that the year to 30 September 2013 included a £0.3 million Italian commercial pricing approval milestone from Almirall.

-	£0.1 million increase in license, collaboration and technical access fees to £1.4 million for the year ended 30 September 2014 from £1.3 million for the year ended 30 September 2013, reflecting the Ipsen distribution agreement signed in January 2014.

The increase in GW’s Sativex product sales revenue for the year ended 30 September 2014 compared to the year ended 30 September 2013 was driven by a combination of the 65% increase in volume of Sativex inventory shipped to GW’s commercial partners and the fact that the £1.1 million adverse impact of the German pricing decision (explained further below) in 2013 was not repeated in 2014. The Sativex volume increase was driven by significant increases in the number of vials shipped to Germany and Italy following strong in-market sales growth in these countries by GW’s partner Almirall during 2014.

Sativex in-market sales volumes sold by GW's commercial partners for the year ended 30 September 2014 were 50% higher than in the year ended 30 September 2013.

Sativex product sales revenue in the year ended 30 September 2013 was negatively impacted by the German National Association of Statutory Health Insurance Funds decision to impose a price reduction on Sativex sales in Germany effective for sales from 1 July 2012. Consequently, a £1.1 million rebate provision, for the revenue rebate due to Almirall from GW was recognized in the year ended 30 September 2013.

Research and development fees charged to Otsuka for the year to 30 September 2014 were £24.3 million, compared to £23.6 million for the year ended 30 September 2013. This £0.7 million increase reflects additional research and development expenditure associated with the Sativex U.S. development program. Further details are given in the expenditure section below.

Cost of sales

Cost of sales for the year ended 30 September 2014 was £2.1 million, an increase of £0.8 million compared to £1.3 million for the year end ended 30 September 2013. The £0.8 million increase reflects the 65% increase in the volume of Sativex inventory shipped to partners in the year ended 30 September 2014.

Research and development expenditure

Total research and development expenditure for the year ended 30 September 2014 was £43.5 million, an increase of £10.8 million compared to £32.7 million for the year ended 30 September 2013. The increase resulted from a £0.7 million increase in partner-funded research and development, linked to the Otsuka-funded Phase 3 cancer pain clinical program, and a £10.1 million increase to GW-funded R&D. The increase in GW-funded R&D is linked primarily to development of Epidiolex and CBDV epilepsy product candidates, and other pipeline product development activities. The increase was driven by:

•	£3.3 million increase in staff and employment-related expenses linked to increased headcount as the Company expand its team to enable execution of the epilepsy development program.
•	£2.7 million increase in epilepsy and other GW-funded clinical program costs – reflecting the costs associated with the set-up phase for GW’s Dravet and Lennox-Gastaut Epidiolex studies, cost of completion of the ulcerative colitis trial and costs of providing regulatory support and Epidiolex under the increasing number of FDA-authorized expanded access INDs.
•	£1.5 million increase in the provision held for future payroll taxes on unrealized staff share option gains, driven by the increase in the GW share price during the year.
•	£1.0 million increase in growing costs associated with increased volume of high CBD plant material for the Epidiolex development program.
•	£0.9 million increase in preclinical activities associated primarily with GW’s Epidiolex program.
•	£0.4 million increase in share-based payment charges.

£0.3 million increase in depreciation on R&D assets.Segmental results

In Note 3, a segmental analysis of the Company’s business is provided showing the income statement split into the three business segments of the Group: Commercial, Sativex R&D and Pipeline R&D.

The Commercial business generated a segmental result of £4.5 million (2013: £3.0 million) from product sales, milestones and licence fee revenues received from commercial partners. The £1.5 million increase was largely due to growth in the gross margin earned from increased Sativex sales volumes.

Investment in Sativex R&D was £26.4 million (2013: £23.7 million), of which £23.6 million (2013: £19.3 million) was Otsuka funded Phase 3 cancer pain expenditure. The remaining £2.8 million (2013: £4.4 million) was funded by GW.

Investment in Pipeline R&D was £17.1 million (2013: £9.2 million), of which Otsuka funded £0.7 million (2013: £4.3 million). The remaining £16.4 million (2013: £4.9 million) was funded by GW.

Management and administrative expenses

Management and administrative expenses for the year ended 30 September 2014 was £7.3 million, an increase of £3.7 million from the £3.6 million incurred in the year ended 30 September 2013. This includes:

•	A £3.0 million increase in respect of employee-related expenses, comprising a £1.2 million increase in the charge in respect of the provision for payroll taxes on unrealized staff share option gains, a £1.4 million increase in payroll and share-based payment costs and a £0.4 million increase in payroll taxes on realized staff share option gains.
•	A £0.5 million increase in respect of increased accountancy, audit and investor relation costs arising from GW’s U.S. listing and Sarbanes-Oxley compliance.
•	A £0.2 million increase in respect of property and increased travel costs associated with travel to the U.S. by GW staff involved with establishment of the Company’s U.S. operations

Net foreign exchange gains / (losses)

Net foreign exchange gains/losses for the year ended 30 September 2014 was a gain of £3.2 million, an increase of £3.4 million from the £0.2 million loss incurred for the year ended 30 September 2013. This increase resulted from unrealized gains from translating our $169 million dollar denominated cash deposits to pounds sterling at the closing balance sheet exchange rate of 1.6219 (£104.0 million equivalent at 30 September 2014). GW expects to continue to hold a substantial proportion of its cash deposits in U.S. dollars to match future research and development expenditure in the U.S. and, as a result can expect to experience continued exchange rate related volatility in exchange related gains and losses.

Taxation

Our tax credit was £4.9 million for the year ended 30 September 2014, which represents a decrease of £0.9 million compared to a £5.8 million credit recorded in the year ended 30 September 2013.

In the year ended 30 September 2014, GW recorded a tax credit of £4.9 million made up of: (i) the recognition of an accrued £5.3 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the year ended 30 September 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Limited, following the submission of tax returns for that period; (iii) the recognition of an additional £0.8 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset future trading profits by GW Pharma Limited, the Group’s principal commercial trading subsidiary and (iv) recording of £1.5 million of deferred tax expense due to the fact that previously recognized loss attributes have been utilized to offset profits earned in the year by GW Pharma Limited.

In the year ended 30 September 2013, GW reached an agreement with the U.K. tax authority, HMRC, regarding the tax computations GW submitted for the year ended 30 September 2012. The total tax credit for the prior year of £5.8 million was made up of: (i) the recognition of a £2.0 million research and development tax credit by GW Research Limited in respect of 2013 research and development expenditure; (ii) the recognition of an additional £2.9 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Limited and (iii) the recognition of a net £0.9 million deferred tax asset in respect of cumulative trading losses of GW Pharma Limited.

Profitability

Loss before tax for the year ended 30 September 2014 was £19.6 million (2013: £10.4 million).

This loss was decreased by the tax credit, resulting in a post-tax loss for the year of £14.7 million (2013: £4.5 million).

Liquidity

Cash Flow

Net cash used by operations for the year ended 30 September 2014 of £15.8 million was £5.5 million higher than the £10.3 million used by operations recorded in the year ended 30 September 2013, principally reflecting the increase in investment in Epidiolex and other GW-funded research and development activities.

£3.2 million of research and development tax credits were received in the year ended 30 September 2014 compared to the £2.8 million received during the year ended 30 September 2013. Further details of research and development tax credit claims are given in the taxation section above.

Capital expenditure recorded for the year ended 30 September 2014 of £7.3 million, consisting primarily of upgrades to Sativex and Epidiolex manufacturing facilities, was £5.1 million higher than the £2.2 million recorded for the year ended 30 September 2013.

Net cash inflow from financing activities increased by £126.0 million to £144.3 million in the year ended 30 September 2014 compared to £18.3 million recorded for the year ended 30 September 2013. This increase reflects the net proceeds of £69.5 million received from the follow-on offering in June 2014, £56.8 million received from the follow-on offering in January 2014, £7.8 million fit out funding from the Group’s landlord to fund the expansion and upgrades to manufacturing facilities, £5.3 million of proceeds from the exercise of warrants and £5.0 million from proceeds on exercise of share options.

The above cash flows resulted in net cash inflow for the year ended 30 September 2014 of £126.4 million compared to a net cash inflow of £8.7 million for the year ended 30 September 2013.

Financial Position

The Group’s cash position comprises cash balances together with amounts held on short term deposit. As at 30 September 2014, total cash was £164.5 million (2013: £38.1 million).

Property, plant and equipment

Property, plant and equipment at 30 September 2014 increased by £6.1 million to £11.6 million from £5.5 million at 30 September 2013. This increase primarily reflects the upgrade and expansion of new manufacturing and growing facilities for Sativex and Epidiolex.

Inventories

Inventories at 30 September 2014 increased by £0.1 million to £4.8 million from £4.7 million at 30 September 2013. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.4 million realisable value provision (30 September 2013: £1.6 million). During the year ended 30 September 2014, the provision for inventories reduced by (i) £1.0 million as a result of having utilised some of the Group’s surplus inventory to manufacture Sativex in the period and (ii) £0.8 million due to the write off of previously provided for inventories, offset by an additional provision of £0.6 million to transfer work-in-progress materials to R&D programs.

Trade receivables and other receivables

Trade and other receivables at 30 September 2014 increased by £0.2 million to £1.9 million from £1.7 million at 30 September 2013. This increase primarily reflects recoverable VAT on R&D expenditure.

Trade and other payables

Current trade and other payables at 30 September 2014 increased by £3.0 million to £12.4 million from £9.4 million at 30 September 2013. This increase reflects a £2.2 million increase in the provision for payroll taxes on unrealized staff share option gains, a £0.4 million increase in payroll taxes payable due to HMRC, a £0.2 million increase in rebates and £0.2 million arising from the current portion on expected repayments of the fit out funding provided by the Group’s landlord to fund the expansion and upgrades to manufacturing facilities.

Non-current trade and other payables at 30 September 2014 increased by £7.9 million from £nil at 30 September 2013. This increase reflects recognition of the liability to repay the advance funding received from the Group's landlord to fund the expansion and upgrades to manufacturing facilities. This balance of £7.9 million reflects the non-current portion of the repayments, expected to be repaid in the form of lease rentals commencing upon the completion of construction, expected in Q3 2015, over a 15 year term.

Headcount

Average headcount of the Group for the year was 223 (2013: 188). The increase in staff numbers reflects the expansion of operations necessary to support GW’s development and scale up activities for Epidiolex, preparation for the Sativex U.S. NDA and increased research activities associated with the Company’s pipeline of promising early-stage product candidates.

2015 Guidance:

GW expects continued in-market sales volume growth by commercial partners to result in steady growth in Sativex sales revenues in 2015.

Consistent with the use of proceeds commitments made at the time of our 2014 equity offerings, GW expects cash expenditure to increase significantly in 2015.There are a number of drivers for this:

- The Company expects to complete recruitment into the Epidiolex Phase 3 clinical trials in Dravet and Lennox Gastuat syndromes by the end of 2015

- The Company expects to increase the scale of growing and manufacturing activities in preparation for the future anticipated launch of Epidiolex

- The Company expects to increase spend on US commercial operations in preparation for future commercialization of Epidiolex

As a result, GW expects net cash outflow from operating activities to increase to approximately £50 million. Capital expenditure is expected to increase to approximately £22 million in order to complete construction of the Sativex manufacturing facility in preparation for anticipated U.S. launch, as well as to expand Epidiolex growing and manufacturing facilities. Total cash outflow for the 2015 financial year is therefore expected to be approximately £72 million. It should be noted that, in the event that the four Epidiolex clinical trials recruit as anticipated in 2015, Epidiolex-related clinical trial expenditure would be expected to decrease in 2016.

GW Pharmaceuticals plc

Consolidated income statement

For the three months and year ended 30 September 2014

		Year ended		Year ended		Year ended
		30 September		30 September		30 September
	Notes	2014		2014		2013
		$000’s		£000’s		£000’s
Revenue	3	48,730		30,045		27,295
Cost of sales		(3,341)		(2,060)		(1,276)
Research and development expenditure	4	(70,512)		(43,475)		(32,697)
Management and administrative expenses		(11,899)		(7,337)		(3,555)
Net foreign exchange gain/(loss)		5,170		3,188		(237)
Operating loss		(31,852)		(19,639)		(10,470)
Interest expense		(99)		(61)		(64)
Interest income		210		130		178
Loss before tax		(31,741)		(19,570)		(10,356)
Tax benefit	6	7,965		4,911		5,807
Loss for the year		(23,776)		(14,659)		(4,549)
Loss per share
- basic	7	(11.3	)c	(7.0	)p	(3.0	)p
- diluted	7	(11.3	)c	(7.0	)p	(3.0	)p

	Three months ended		Three months ended		Three months ended
	30 September		30 September		30 September
	2014		2014		2013
	$000’s		£000’s		£000’s
Revenue	12,032		7,419		7,121
Cost of sales	(680)		(419)		(351)
Research and development expenditure	(19,898)		(12,269)		(9,165)
Management and administrative expenses	(2,991)		(1,844)		(763)
Net foreign exchange gain/(loss)	8,777		5,411		(278)
Operating loss	(2,760)		(1,702)		(3,436)
Interest payable	(4)		(2)		(19)
Interest income	81		50		67
Loss on ordinary activities before taxation	(2,683)		(1,654)		(3,388)
Tax benefit	3,140		1,936		736
Profit/(loss) on ordinary activities after taxation	457		282		(2,652)
Earnings/(loss) per share
- basic	0.2	c	0.1	p	(1.5	)p
- diluted	0.2	c	0.1	p	(1.5	)p

GW Pharmaceuticals plc

Consolidated balance sheet

As at 30 September 2014

		30 September	30 September	30 September
	Notes	2014	2014	2013
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets - goodwill		8,450	5,210	5,210
Property, plant & equipment		18,877	11,639	5,476
Deferred tax asset[1]		449	277	895
		27,776	17,126	11,581
Current assets
Inventories	8	7,748	4,777	4,661
Taxation recoverable		8,517	5,251	2,900
Trade and other receivables	9	3,012	1,857	1,733
Cash and cash equivalents		266,788	164,491	38,069
		286,065	176,376	47,363
Total assets		313,841	193,502	58,944
Current liabilities
Trade and other payables	10	(20,073)	(12,376)	(9,440)
Obligations under finance leases	12	(204)	(126)	(100)
Deferred revenue	11	(7,829)	(4,827)	(3,181)
		(28,106)	(17,329)	(12,721)
Non-current liabilities
Trade and other payables	10	(12,857)	(7,927)	-
Obligations under finance leases	12	(2,889)	(1,781)	(1,905)
Deferred revenue	11	(12,782)	(7,881)	(8,916)
Total liabilities		(56,634)	(34,918)	(23,542)
Net assets		257,207	158,584	35,402

Equity
Share capital	13	384	237	178
Share premium account		357,712	220,551	84,005
Other reserves		31,238	19,260	20,184
Retained earnings		(132,127)	(81,464)	(68,965)
Shareholders’ funds		257,207	158,584	35,402

1Deferred tax asset as at 30 September 2013 has been reclassified from current assets to non-current assets.

This announcement was approved by the Board of Directors on 2 December 2014.

GW Pharmaceuticals plc

Consolidated statement of changes in equity

For the year ended 30 September 2014

	Share	Share Premium	Other Accumulated
	Capital £000’s	Account £000’s	Reserves £000’s	Deficit £000’s	Total £000’s
At 1 October 2012	133	65,947	20,184	(65,032)	21,232
Issue of share capital	45	19,725	–	–	19,770
Expenses associated with new equity issue	–	(1,670)	–	–	(1,670)
Exercise of share options	–	3	–	–	3
Share-based payment transactions	–	–	–	616	616
Loss for the year	–	–	–	(4,549)	(4,549)
Balance at 30 September 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital	51	127,315	–	–	127,366
Expenses associated with new equity issue	–	(1,067)	–	–	(1,067)
Exercise of share options	4	5,014	–	–	5,018
Exercise of warrants	4	5,284	(922)	922	5,288
Share-based payment transactions	–	–	–	1,238	1,238
Loss for the year	–	–	–	(14,659)	(14,659)
Other comprehensive expense	–	–	(2)	–	(2)
Balance at 30 September 2014	237	220,551	19,260	(81,464)	158,584

Consolidated statement of comprehensive income

For the year ended 30 September 2014

	Year ended 30 September 2014 £000’s	Year ended 30 September 2013 £000’s
Loss for the year	(14,659)	(4,549)
Items that may be reclassified subsequently to profit or loss
Exchange differences on retranslation of foreign operations	(2)	-
Other comprehensive expense for the year	(2)	-
Total comprehensive expense for the year	(14,661)	(4,549)

GW Pharmaceuticals plc

Consolidated cash flow statement

For the year ended 30 September 2014

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2014	2014	2013
	$000’s	£000’s	£000’s

(Loss)/profit for the year	(23,775)	(14,659)	(4,549)
Adjustments for:
Interest payable	99	61	64
Interest income	(211)	(130)	(178)
Tax	(7,965)	(4,911)	(5,807)
Depreciation of property, plant and equipment	2,267	1,398	989
Net foreign exchange gains	(3,043)	(1,876)	(25)
(Decrease)/increase in allowance for doubtful debts	-	-	(26)
Decrease in provision for inventories	(662)	(408)	(530)
Share-based payment charge	2,008	1,238	616
Losses on disposal of property, plant and equipment	3	2	-

	(31,279)	(19,285)	(9,446)
Decrease/(increase) in inventories	473	292	(594)
(Increase) / decrease in trade receivables and other assets	(230)	(142)	(108)
Increase / (decrease) in trade and other payables and deferred revenue	5,398	3,328	(152)

Cash (used in)/generated by operations	(25,638)	(15,807)	(10,300)
Research and development tax credits received	5,159	3,181	2,832

Net cash (outflow)/inflow from operating activities	(20,479)	(12,626)	(7,468)

Investment activities
Interest received	235	145	167
Purchases of property, plant and equipment	(11,765)	(7,254)	(2,243)
Proceeds from sale or property, plant and equipment	23	14	-

Net cash outflow from investing activities	(11,507)	(7,095)	(2,076)

Financing activities
Proceeds on exercise of share options	8,139	5,018	3
Proceeds of new equity issue	206,577	127,367	19,770
Expenses of new equity issue	(1,731)	(1,067)	(1,670)
Proceeds of warrant exercise	8,577	5,288	-
Interest paid	(99)	(61)	(64)
Proceeds from fit out funding	12,687	7,822	-
Proceeds from finance leases	-	-	225
Capital element of finance leases	(162)	(100)	(11)

Net cash from financing activities	233,988	144,267	18,253
Effect of foreign exchange rate changes	3,043	1,876	25
Net increase in cash and cash equivalents	205,045	126,422	8,734
Cash and cash equivalents at beginning of year	61,743	38,069	29,335

Cash and cash equivalents at end of year	266,788	164,491	38,069

1. General information

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 September 2014 or 2013, for the purpose of the Companies Act 2006, but is derived from those financial statements. Statutory financial statements for 2014, on which the Group’s auditors have given an unqualified report which does not contain statements under s. 498(2) or (3) of the Companies Act 2006, will be filed with the Registrar of Companies by 31 March 2015. Statutory financial statements for 2013 have been filed with the Registrar of Companies. The Group’s auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group’s financial statements for the year ended 30 September 2014.

The financial information for the three-month periods ended 30 September 2014 and 2013 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 30 September 2014 and in the Consolidated Income Statement, Consolidated Statement of Changes in Equity, Consolidated Statement of Comprehensive Income and Consolidated Cash Flow Statement for the year and 3 months ended 30 September 2014 have been translated into U.S. dollars at the rate on 30 September 2014 of $1.6219 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 2 December 2014.

2. Selected accounting policies

Selected Group accounting policies are summarised below.

Basis of Accounting

The historical consolidated financial data as at September 30, 2013 and for the year and three months then ended, has been derived after a reclassification to report foreign exchange gains and losses, primarily from balance sheet revaluation, previously reported within “Management and administrative expenses” reported in a new income statement line item, ‘Net foreign exchange gains/(losses)’. Such reclassification had no impact on operating profit, profit before tax or profit for the year.

Going Concern

The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of signing these financial statements when considering going concern. They have also considered the Group’s business activities, the key policies for managing financial risks and the key factors affecting the likely development of the business in 2015. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 30 September each year. Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies of the entity concerned, generally accompanying a shareholding of more than one half of the voting rights.

Intangible Assets – Goodwill

Goodwill arising in a business combination is recognised as an asset at the date that control is acquired. Goodwill is measured as the excess of the sum of consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the net of the acquisition date amounts of the identifiable assets and liabilities assumed.

Goodwill is not amortised but is tested for impairment at least annually.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognises revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below.

The Group’s revenue arises from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include non-refundable up-front license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products. For these agreements, total arrangement consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The then allocated consideration is recognised as revenue in accordance with the principles described below.

The percentage of completion method is used for a number of revenue streams of the Group. For each of the three years ended 30 September 2014, there were no discrete events or adjustments which caused the Group to revise its previous estimates of completion associated with those revenue arrangements accounted for under the percentage of completion method.

Product Sales

Revenue from the sale of products is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group no longer has effective control over the goods sold, the amount of revenue and costs associated with the transaction can be measured reliably, and it is probable that the Group will receive future economic benefits associated with the transaction. Product sales have no rights of return other than where products are damaged or defective.

The Group maintains a rebate provision for expected reimbursements to our commercial partners in circumstances in which actual net revenue per vial differs from expected net revenue per vial as a consequence of, as an example, ongoing pricing negotiations with local health authorities. The amount of our rebate provision is based on, amongst other things, monthly unit sales and in-market sales data received from commercial partners and represents management’s best estimate of the rebate expected to be required to settle the present obligation at the end of the reporting period. Provisions for rebates are established in the same period that the related sales are recorded.

Licensing Fees

Licensing fees received in connection with product out-licensing agreements, even where such fees are non-refundable, are deferred and recognised over the period of the license term.

Collaboration Fees

Collaboration fees are deferred and recognised as services are rendered based on the percentage of completion method.

Technical Access Fees

Technical access fees represent amounts charged to licensing partners to provide access to, and to commercially exploit data that the Group possesses or which can be expected to result from Group research programmes that are in progress. Non-refundable technical access fees that involve the delivery of data that the Group possesses and that permit the licensing partner to use the data freely and where the Group has no remaining obligations to perform are recognised as revenue upon delivery of the data. Non-refundable technical access fees relating to data where the research programme is ongoing are recognised based on the percentage of completion method.

Development and Approval Milestone Fees

Development and approval milestone fees are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

Research and Development Fees

Revenue from partner-funded contract research and development agreements is recognised as research and development services are rendered. Where services are in-progress at period end, the Group recognises revenues proportionately, in line with the percentage of completion of the service. Where such in-progress services include the conduct of clinical trials, the Group recognises revenue in line with the stage of completion of each trial so that revenues are recognised in line with the expenditures.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Research and Development

Expenditure on research and development activities is recognised as an expense in the period in which it is incurred prior to achieving regulatory approval.

An internally generated intangible asset arising from the Group’s development activities is recognised only if the following conditions are met:

•	an asset is created that can be identified;
•	it is probable that the asset created will generate future economic benefits; and
•	the development cost of the asset can be measured reliably.

The Group has determined that regulatory approval is the earliest point at which the probable threshold can be achieved. All research and development expenditure incurred prior to achieving regulatory approval is therefore expensed as incurred.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Cost includes materials, direct labour, depreciation of manufacturing assets and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is the estimated selling price, less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

If net realisable value is lower than the carrying amount, a write down provision is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventories manufactured prior to regulatory approval are capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. At the point when a high probability of regulatory approval is obtained, the provision is adjusted appropriately to increase the carrying value to expected net realisable value, which may not exceed original cost.

Adjustments to the provision for inventories manufactured prior to regulatory approval are recorded as a component of research and development expenditure. Adjustments to the provision against commercial product related inventories manufactured following achievement of regulatory approval are recorded as a component of cost of goods.

Taxation

The tax expense represents the sum of the tax currently payable or recoverable and deferred tax.

The tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted at the balance sheet date. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited in other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(Loss)/Earnings per Share

Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares held in the GW Pharmaceuticals All Employee Share Scheme (the “ESOP”) during the year to satisfy employee share awards.

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of shares held in the ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options or warrants where the inclusion of these would not be antidilutive.

Foreign Currency

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in Pounds Sterling.

In preparing the financial statements of the individual companies, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates of exchange prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and any recognised impairment loss. Depreciation is provided so as to write off the cost of assets, less their estimated residual values, over their useful lives using the straight-line method, as follows:

Plant, machinery and lab equipment	3–10 years
Office and IT equipment	3–4 years
Leasehold improvements	4–15 years or term of the lease if shorter

Assets under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

No depreciation is provided on assets under the course of construction. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation on these assets commences when the assets are available for use.

The gain or loss arising on disposal or scrappage of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in operating profit.

Share-based Payments

The Group operates a number of equity-settled share-based compensation plans under which the Company receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the awards is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted (excluding the effect of any non-market-based performance and service vesting conditions) at the date of grant.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based performance and service vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date of grant.

3. Segmental Information

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment (formerly Sativex Commercial) promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The Group has licensing agreements for the commercialization of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the US, Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.
•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximize the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development program of Sativex for use in the treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the U.S. and GW intends to pursue an additional clinical development program for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programs. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.
•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Company’s proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of GW’s pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 2. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Company’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Segmental Results for the Year Ended 30 September 2014

	Commercial year ended 2014 £’000	Sativex R&D year ended 2014 £’000	Pipeline R&D year ended 2014 £’000	Total reportable segments year ended 2014 £’000	Unallocated Costs year ended 2014 £’000	Consolidated year ended 2014 £’000

Revenue:
Product sales	4,382	–	–	4,382	–	4,382
Research and development fees	–	23,618	667	24,285	–	24,285
Licence, collaboration and technical access fees	1,378	–	–	1,378	–	1,378

Total revenue	5,760	23,618	667	30,045	–	30,045
Cost of sales	(2,060)	–	–	(2,060)	–	(2,060)
Research and development credit/(expenditure)	847	(26,444)	(17,103)	(42,700)	(775)	(43,475)

Segmental result	4,547	(2,826)	(16,436)	(14,715)	(775)	(15,490)

Management and administrative expenses						(7,337)
Net foreign exchange gain/(loss)						3,188

Operating loss						(19,639)
Interest expense						(61)
Interest income						130

Loss before tax						(19,570)
Tax benefit						4,911

Loss for the year						(14,659)

Segmental Results for the Year Ended 30 September 2013

	Commercial year ended 2013 £’000	Sativex R&D year ended 2013 £’000	Pipeline R&D year ended 2013 £’000	Total reportable segments year ended 2013 £’000	Unallocated Costs year ended 2013 £’000	Consolidated year ended 2013 £’000

Revenue:
Product sales	2,157	–	–	2,157	–	2,157
Research and development fees	–	19,333	4,261	23,594	–	23,594
Licence, collaboration and technical access fees	1,294	–	–	1,294	–	1,294
Development and approval milestone fees	250	–	–	250	–	250

Total revenue	3,701	19,333	4,261	27,295	–	27,295
Cost of sales	(1,276)	–	–	(1,276)	–	(1,276)
Research and development credit/(expenditure)	597	(23,737)	(9,240)	(32,380)	(317)	(32,697)

Segmental result	3,022	(4,404)	(4,979)	(6,361)	(317)	(6,678)

Management and administrative expenses						(3,555)
						(237)

Operating loss						(10,470)
Interest expense						(64)
Interest income						178

Loss before tax						(10,356)
Tax benefit						5,807

Loss for the year						(4,549)

Geographical analysis of revenue:

	Year ended	Year ended
	30 September	30 September
	2014	2013
	£000’s	£000’s
UK	1,099	577
Europe (excluding UK)	3,864	2,290
North America	23,904	19,508
Canada	518	587
Asia	660	4,333
	30,045	27,295

4. Research and Development Expenditure

	Year ended	Year ended
	30 September	30 September
	2014	2013
	£000’s	£000’s
GW-funded research and development	19,190	9,103
Development partner-funded research and development	24,285	23,594
Total	43,475	32,697

5. Share-based Payment

Charges for share-based payment have been allocated to the research and development and management and administrative expenses lines of the consolidated income statement as follows:

	Year ended	Year ended
	30 September	30 September
	2014	2013
	£000’s	£000’s

Research and development expenditure	774	317
Management and administrative expenses	464	299
Total charge for the year	1,238	616

6. Tax

	Year ended	Year ended
	30 September	30 September
	2014	2013
	£000’s	£000’s

Current year research and development tax credit	(5,251)	(2,900)
Adjustment in respect of prior year tax credit	(278)	(2,012)
Recognition of previously unrecognized deferred tax asset	(829)	(2,872)
Current year utilization of deferred tax assets	1,447	1,977
Total credit	(4,911)	(5,807)

The UK Corporation tax credit relates to research and development expenditure claimed under the Finance Act 2000.

At 30 September 2014 the Group had tax losses available for carry forward of approximately £34.3 million (2013: £33.6 million). The Group has recognized a deferred tax asset in respect of £1.4 million (2013: £4.1 million) of such losses. The Group has not recognized deferred tax assets relating to the remaining carried forward losses, of approximately £32.9 million (2013: £29.5 million). In addition, the Group has not recognized deferred tax assets relating to other temporary differences of £11.6 million (2013: £1.7 million). These deferred tax assets have not been recognized as the Group’s management considers that there is insufficient future taxable income, taxable temporary differences and feasible tax-planning strategies to utilize all of the cumulative losses and therefore it is probable that the deferred tax assets will not be realized in full. If future income differs from current projections, this could significantly impact the tax charge or benefit in future periods.

7. Earnings per Share

The calculations of earnings per share are based on the following data:

	2014	2013
	£000’s	£000’s

(Loss)/profit for the year – basic and diluted	(14,659)	(4,549)

	Number of shares
	2014		2013
	m		m

Weighted average number of ordinary shares	210.4		151.5
Less ESOP trust ordinary shares(1)	-		-

Weighted average number of ordinary shares for purposes of basic earnings per shares	210.4		151.5
Effect of potentially dilutive shares arising from share options(2)	-		-
Weighted average number of diluted ordinary shares for purposes of diluted earnings per share	210.4		151.5
(Loss)/earnings per share – basic	(7.0	)p	(3.0	)p
(Loss)/earnings per share – diluted	(7.0	)p	(3.0	)p

(1)	As at 30 September 2014 and 2013, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than 0.1m, and consequently these have not been presented above.
(2)	The Group incurred a loss each of the financial years above. As a result, the inclusion of potentially dilutive share options and warrants in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. The impact of 9.5 million share options and warrants have therefore been excluded from the diluted loss per share calculation for the year ended 30 September 2014 (30 September 2013: 6.7 million).

8. Inventory

	30 September	30 September
	2014	2013
	£000’s	£000’s
Raw materials	210	180
Work in progress	3,885	4,101
Finished goods	682	380
	4,777	4,661

Inventory is stated net of a provision for inventories, calculated in accordance with the accounting policy set out in Note 2. The movement in the provision for inventories is as follows:

	30 September	30 September
	2014	2013
	£000’s	£000’s
Opening balance at 1 October	1,601	2,131
Write down of inventories	625	–
Write off of inventories included in the provision	(842)	–
Reversal of write down of inventories	(1,033)	(530)
	351	1,601

Inventory with a carrying value of £3.2 million is considered to be recoverable after more than one year (2013: £3.5 million). The reversal of write down is as a result of an increased level of production, reducing the level of work in progress expected to expire before use.

9. Trade and other receivables

	30 September	30 September
	2014	2013
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	612	621
	612	621
Other receivables	436	763
Prepayments and accrued income	809	349
	1,857	1,733

10. Trade and other payables

	30 September	30 September
	2014	2013
	£000’s	£000’s
Amounts falling due within one year
Trade payables	2,342	3,393
Fit out funding	218	-
Other taxation and social security	702	745
Other creditors and accruals	9,114	5,302

Amounts falling due after one year
Fit out funding	7,927	-
	20,303	9,440

Included within the above is a balance of £8.1 million owed to the Group’s landlord reflecting the recognition of the liability to repay the fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated interest of £0.3 million. This is expected to be repaid in the form of lease rentals commencing upon the completion of construction, currently expected to be during the third quarter of the year ending 30 September 2015, over a 15-year term. The Group has estimated that £0.2 million will be due within one year and the remaining £7.9 million is due after one year from the balance sheet date.

11. Deferred Revenue

	30 September	30 September
	2014	2013
Amounts falling due within one year	£000’s	£000’s
Deferred licence, collaboration and technical access fee income	1,366	1,294
Advance payments received	3,461	1,887
	4,827	3,181
Amounts falling due after one year
Deferred licence, collaboration and technical access fee income	7,881	8,916

Deferred revenues primarily relate to up-front licence fees received in 2005 of £12.0 million from Almirall S.A. (deferred revenue balance as at 30 September 2013 – £5.9 million and 30 September 2012 – £6.6 million) and collaboration and technical access fees from other Sativex licensees. Amounts deferred under each agreement will be recognized in revenue as disclosed in note 2.

Advance payments received represent payments for research and development activities to be carried out in the next year on behalf of Otsuka. These amounts will be recognized as revenue in future periods as the services are rendered.

12. Obligations under Finance Leases

	Minimum lease payments
	2014	2013
	£000’s	£000’s

Amounts payable under finance leases:
Within one year	200	177
In the second to fifth years inclusive	838	861
After five years	1,382	1,559
	2,420	2,597

Less: future finance charges	513	592

Present value of lease obligations	1,907	2,005

	Present value of lease payments
	2014	2013
	£000’s	£000’s

Amounts payable under finance leases:
Amounts due for settlement within 12 months	126	100
Amounts due for settlement after 12 months	1,781	1,905

	1,907	2,005

All lease obligations are denominated in Sterling. The fair value of the Group’s lease obligations is approximately equal to their carrying amount.

The Group’s obligations under finance leases are generally secured by the lessors’ rights over the leased assets.

13. Share Capital

As at 30 September 2014 the share capital of the Company allotted, called-up and fully paid amounts was as follows:

	2014	2013
	£000’s	£000’s
Allotted, called-up and fully paid
236,646,895 (2013: 177,521,287) ordinary shares of 0.1p each	237	178

Changes to the number of ordinary shares in issue have been as follows:

	Number of Shares	Total Nominal Value £000’s	Total Share Premium £000’s	Total Consideration £000’s
As at 1 October 2013	177,521,287	178	84,005	84,183
Issue of new shares	51,147,300	51	126,248	126,299
Exercise of share options	4,201,348	4	5,014	5,018
Exercise of warrants	3,776,960	4	5,284	5,288
As at 30 September 2014	236,646,895	237	220,551	220,788

14. Availability of Information

A copy of this statement is available from the company website at www.gwpharm.com or from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ.